Tesseract Collective, Inc.
45 Rockefeller Plaza, 20th Floor
New York, New York 10111

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3010

April 29, 2025

Re:	Tesseract Collective, Inc. (the “Company”)
Withdrawal of Offering Statement on Form 1-A File No. 024-12494

Ladies and Gentlemen:

Pursuant to Rule 259(a) under Regulation A of the Securities Act of 1933, as amended, the Company hereby requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-12494), together with all amendments and exhibits thereto (collectively, the “Offering Statement”) initially filed with the Securities and Exchange Commission (the “Commission”) on August 29, 2024 and qualified by the Commission on October 7, 2024, effective as of the date hereof or at the earliest practicable date hereafter.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined that it is not in the best interest of the Company to perform an offering under Regulation A at this time. Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement. In accordance with the requirements of Rule 259, the Company hereby confirms that none of the securities that are the subject of the Offering Statement have been sold.

Should you have any questions regarding these matters, please contact our counsel Janeane Ferrari of Loeb & Loeb LLP at (212) 407-4209.

Yours truly

/s/ Richard Seet
Richard Seet
Chief Executive Officer